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May 22, 2008	CHESTER E. BACHELLER 813-227-8500 chet.bacheller@hklaw.com

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Registration Statement on Form S-4/A

Dear Mr. Crispino:

Pursuant to the conversations with our firm and others at the Securities and Exchange Commission (the “Commission”) earlier this week, Jabil Circuit, Inc. (the “Company”) is filing today an amended registration statement relating to its offer to exchange its unregistered 8.250% Senior Notes due 2018 for registered 8.250% Senior Notes due 2018. This registration statement, filed as Amendment No. 1 to Form S-4, covers the $250 million aggregate principal amount of notes issued in January 2008. As stated in our letter dated April 4, 2008, the Company has addressed each of the Staff’s comments to the original Form S-4 in the Amendment No. 1 to Form S-4 being filed today. These comments were addressed by revising the Forward-Looking Statements disclosure on page i, stating that any notes not accepted for exchange would be returned “promptly” upon expiration of the exchange offer on page 13, and deleting the last sentence of the paragraph in all caps on page 4 of the Letter of Transmittal.

Please confirm that you have no additional comments to Amendment No. 1 to Form S-4 at your earliest convenience, as the Company intends to request acceleration of effectiveness immediately upon receipt of such confirmation, consistent with the telephone call earlier this week. After such registration statement has been declared effective, the Company will file a second registration statement on Form S-4 covering the $150 million aggregate principal amount of notes issued in May 2008, which will contain a combined prospectus in accordance with Rule 429 under the Securities Act of 1933.

If you have any questions regarding the foregoing, please contact me at your earliest convenience.

Securities and Exchange Commission

May 22, 2008

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Chester E. Bacheller
Chester E. Bacheller, Esq.

cc:	Robert L. Paver, Esq.